                          SECURITIES AND EXCHANGE COMMISSION

                                 WASHINGTON, D.C.  20549

                                      FORM 11-K




    [X] Annual Report Pursuant to Section 15(d) of the Securities Exchange
        Act of 1934

            or


    [ ] Transition Report Pursuant to Section 15(d) of the Securities
        Exchange Act of 1934




                     For the Fiscal Year Ended May 31, 1995


                           Commission File No. 33-11838



A.  Full title of the Plan:

    Tab Products Co. Profit-Sharing Trust and Tax Deferred Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                           Tab Products Co.
                           1400 Page Mill Road
                           Palo Alto, California  94304



This report, including all exhibits and attachments, contains 14 pages.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                 TAB PRODUCTS CO. PROFIT-SHARING TRUST AND TAX
                         DEFERRED SAVINGS PLAN




                  By /s/ R.J. SEXTON
                     -----------------------------------------------------
                     R. J. Sexton, Treasurer and Member of the Administrative Committee for the Plan




November 22, 1995

INDEPENDENT AUDITORS' REPORT


To the Participants and Administrative Committee of Tab Products Co. Profit-Sharing Trust and
  Tax Deferred Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Tab Products Co. Profit-Sharing Trust and Tax Deferred Savings Plan (the Plan) as of May 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the Plan's net assets available for plan benefits at May 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of May 31, 1995, and (2) reportable transactions for the year ended May 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1995 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP
San Jose, California
September 29, 1995

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement
No. 33-11838 of Tab Products Co. on Form S-8 of our report dated September 29, 1995, appearing in this Annual Report on Form 11-K of the Tab Products Co. Profit-Sharing Trust and Tax Deferred Savings Plan for the year ended May 31, 1995.




DELOITTE  &  TOUCHE LLP
San Jose, California
November 22, 1995

TAB PRODUCTS CO. PROFIT-SHARING TRUST AND
TAX DEFERRED SAVINGS PLAN



STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
MAY 31, 1995 AND 1994
-------------------------------------------------------------------------------------------

                                                       1995                       1994
ASSETS

INVESTMENTS, at fair value:
  Tab Products Co. common stock                 $    2,715,448              $    3,689,196
  Bank of America Short Term Fund                    3,751,221                   3,635,178
  Frank Russell Trust:
    Fixed Income Fund                                1,892,112                   1,594,437
    Equity I Fund                                    3,270,676                   2,509,099
    Equity II Fund                                   2,684,072                   2,270,766
                                                --------------              --------------

           Total investments                        14,313,529                  13,698,676

ACCRUED INTEREST AND DIVIDENDS RECEIVABLE               33,637                      29,179

EMPLOYER CONTRIBUTIONS RECEIVABLE                      101,939                      86,722
                                                --------------              --------------

           Total assets                             14,449,105                  13,814,577


LIABILITIES

EXCESS EMPLOYEE CONTRIBUTIONS                               -                      (28,522)
                                                --------------              --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS           $  14,449,105               $  13,786,055
                                                --------------              --------------
                                                --------------              --------------



See notes to financial statements.

TAB PRODUCTS CO. PROFIT-SHARING TRUST AND
TAX DEFERRED SAVINGS PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED MAY 31, 1995 AND 1994
----------------------------------------------------------------------------------

                                                         1995               1994
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Employee contributions                          $   1,269,405           $   1,193,529
   Employer contributions                                366,373                 357,033
   Investment income:
     Net appreciation (depreciation) in fair
      value of investments                              (312,795)                 27,368
     Interest and dividends                              273,437                 204,105
                                                   -------------           -------------

            Total additions                            1,596,420               1,782,035


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
   Employee withdrawals                                 (933,370)             (2,151,600)
                                                   -------------           -------------

            Net additions (deductions)                   663,050                (369,565)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                  13,786,055              14,155,620
                                                   -------------           -------------

   End of year                                     $  14,449,105           $  13,786,055
                                                   -------------           -------------
                                                   -------------           -------------

 See notes to financial statements.

TAB PRODUCTS CO. PROFIT-SHARING TRUST AND
TAX DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
MAY 31, 1995 AND 1994
------------------------------------------------------------------------------


1. DESCRIPTION OF PLAN

   The following brief description of the Tab Products Co. Profit-Sharing Trust and Tax Deferred Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   GENERAL - The Tab Products Co. Profit-Sharing Trust and Tax Deferred Savings Plan (the Plan) is a self-administered trusteed plan which covers substantially all of the employees of Tab Products Co. (the Company).
   The assets of the Plan are held by Bank of America, N.T. & S.A., Trustee, except for the Frank Russell Trust funds, which are held by Frank Russell Trust Company, investment advisors.

   The Plan was amended as of January 1, 1974, changing the Profit-Sharing Trust to the Incentive Thrift Plan. Under the Profit-Sharing Trust, for which there have been no contributions since 1973, discretionary Company contributions were made, whereas under the Incentive Thrift Plan, Company contributions are defined.

   Effective October 1, 1984, the Incentive Thrift Plan was amended to create the Tax Deferred Savings Plan. The change qualified the Plan under Section 401(k) of the Internal Revenue Code of 1986, as amended, whereby employee contributions are deferred from federal income taxes until withdrawal.

   Since January 1, 1974, new employees have not been eligible to join the Profit-Sharing Trust which continues to be accounted for separately from the Tax Deferred Savings Plan. The assets of the Profit-Sharing Trust are held by Bank of America, N.T. & S.A., Trustee and Frank Russell Trust Company, investment advisors. The assets will be distributed to existing Plan members who were participants in the Profit-Sharing Trust upon termination of employment. Plan assets held by Frank Russell Trust Company are invested in the following common collective trust funds managed by the Frank Russell Trust Company as directed by the individual employee:

      FRANK RUSSELL FIXED INCOME FUND - Funds are invested in shares of a registered investment company that invests mainly in government and corporate bonds of intermediate length of maturity.

      FRANK RUSSELL EQUITY I FUND - Funds are invested in shares of a registered investment company that invests mainly in large and medium sized companies.

      FRANK RUSSELL EQUITY II FUND - Funds are invested in shares of a registered investment company that invests mainly in small and medium sized companies.

   CONTRIBUTIONS TO THE PLAN - Provisions of the Plan provide that eligible participants may contribute either 2, 3 or 4% of their compensation as a basic tax deferred savings contribution (basic contribution). Employees who contribute 4% of their compensation may elect to contribute up to an additional 11% of their compensation as a supplemental tax deferred contribution (supplemental contribution) subject to certain IRS limitations. The Company will make a matching contribution of 50% of the basic contribution made by each participant during a fiscal quarter. Supplemental contributions of participants are not matched by the Company.

   In addition to the matching Company contribution, the Company will make an annual incentive contribution to the Plan if the Company's net income equals or exceeds 5% of revenues. Contributions of participants are withheld from compensation earned throughout the year, whereas the matching company contribution is payable quarterly to the Trustee. The Company's incentive contribution, if any, is payable no later than the filing date for the Company's federal income tax return. The Company's matching and incentive contributions may be made in Tab Products Co. common stock or cash, which is used to purchase Tab Products Co. common stock in the open market. Employer contributions in 1995 and 1994 consisted primarily of 48,033 and 39,874 shares, respectively, of the Company's stock.

   PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   ELIGIBILITY AND VESTING - All domestic employees, except those performing piece-work off the premises of the Company, are eligible to become participants in the Plan on the first day of the next fiscal quarter which follows nine months of service with the Company. In addition, if a collective bargaining unit is formed in the future, such members will not become eligible to participate in the Plan unless so specified in the collective bargaining agreement.

   The Company's matching and incentive contributions are referred to as the Company Contribution Account. The Company Contribution Account of a participant shall vest in accordance with the following schedule:



                 Years of Service for              Percentage
                 Vesting Purposes                    Vested

                Less than 2 years                         0%
                2 years                                  25%
                3 years                                  50%
                4 years                                  75%
                5 years                                 100%



   One hundred percent of the Company Contribution Account will vest upon termination of employment by reason of retirement, death or total disability. Any unvested portion of the Company Contribution account is forfeited. The Company's matching and incentive contribution, if any, to the Plan is reduced by the amount of such forfeitures. Employees' contributions to the Plan are fully vested at all times.

   PLAN BENEFITS - When a participant's employment terminates, he is eligible to receive all of his vested Accounts under the Plan. In the event a participant's employment is terminated other than by retirement, death or total disability, only the vested portion of the Company Contribution Account will be paid.

   Participants may withdraw part of their own Tax Deferred Savings Plan contributions (including accumulated earnings) and under certain circumstances up to 50% of their vested Company Contribution Account. A participant electing to withdraw any portion of his or her vested Company Contribution Account will not receive any matching Company Contribution in the quarter of the withdrawal. Additionally, a participant may withdraw a portion of the vested amounts in any of his or her accounts under the Plan in the event of a financial hardship. A participant is not eligible to receive any matching Company contribution in the quarter a hardship withdrawal is made.

   PLAN TERMINATION - Although Tab Products Co. established the Plan with the intention that it continue indefinitely, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant shall have a 100% vested interest in the balance credited to his Company Contribution Account and the Plan's assets shall be distributed to the participants.

   ADMINISTRATIVE EXPENSES - All administrative expenses, including trustee fees, related to the operation and management of the Plan are paid by Tab Products Co.

2. ACCOUNTING POLICIES

   Company contributions are accrued annually pursuant to the terms of the Plan. Dividend and interest income and distribution of benefits are recorded on the accrual method of accounting.

   The Plan's investments are recorded at quoted market value. Investment transactions are accounted for on the trade date (i.e., the date the order to buy or sell is executed).

   The realized gains and losses on investments sold and the unrealized appreciation and depreciation of investments held are reported on an average current cost basis, based on the value of the investments at the beginning of the Plan year or at the time of purchase during the Plan year.

3. SEPARATE  FUND  INFORMATION

   The following table presents the net assets available for Plan benefits as of May 31, 1995 and changes in net assets available for Plan benefits for the year then ended after allocations of accrued interest and dividends receivable and employer contributions receivable and purchases of investments from the Bank of America Short Term Fund.


                          SHORT            FIXED                                             TAB PRODUCTS CO.
                          TERM             INCOME            EQUITY I         EQUITY II          COMMON
                          FUND             FUND                FUND             FUND             STOCK             TOTAL

ADDITIONS  TO  NET
ASSETS ATTRIBUTED TO:
  Contributions:
    Employee               $314,051      $    151,167      $    333,014        $  338,618     $   132,555          $ 1,269,405
    Employer                                                                                      366,373              366,373
  Investment income:
    Realized and
     unrealized
     gains (losses)                           187,326           493,342           277,460      (1,270,923)            (312,795)
    Interest and
      dividends             185,622             1,197             1,775             1,470          83,373              273,437
                       ------------     -------------     -------------     -------------     ------------      --------------



        Total               499,673           339,690           828,131           617,548        (688,622)           1,596,420
                       ------------     -------------     -------------     -------------     ------------      --------------


DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
  Employee withdrawals     (238,005)         (124,467)         (218,687)         (107,234)       (244,977)            (933,370)

  Transfers between
   funds                   (158,595)           81,106           169,370           (76,707)        (15,174)                -
                       ------------     -------------     -------------     -------------     ------------      --------------

        Total              (396,600)          (43,361)          (49,317)         (183,941)       (260,151)            (933,370)
                       ------------     -------------     -------------     -------------     ------------      --------------

NET ADDITIONS
  (DEDUCTIONS)              103,073           296,329           778,814           433,607        (948,773)             663,050

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS:
  Beginning of year       3,523,896         1,620,356         2,533,979         2,293,343       3,814,481           13,786,055
                       ------------     -------------     -------------     -------------     ------------      --------------


  End of year           $ 3,626,969     $   1,916,685     $   3,312,793     $   2,726,950     $  2,865,708      $   14,449,105
                       ------------     -------------     -------------     -------------     ------------      --------------
                       ------------     -------------     -------------     -------------     ------------      --------------


                                       - 7 -



   The following table presents the net assets available for Plan benefits as of May 31, 1994 and changes in net assets available for Plan benefits for the year then ended after allocations of accrued interest and dividends receivable and employer contributions receivable and purchases of investments from the Bank of America Short Term Fund.


                                           SHORT           FIXED                                   TAB PRODUCTS CO.
                                           TERM           INCOME        EQUITY I       EQUITY II       COMMON
                                           FUND            FUND           FUND           FUND           STOCK           TOTAL
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Contributions:
    Employee                            $  351,001     $    167,518     $ 288,485     $  262,232     $   124,293    $ 1,193,529
    Employer                                    -                 -            -               -         357,033        357,033
  Investment income:
    Realized and unrealized
     gains (losses)                             -            36,424       215,705        157,565        (382,326)        27,368
    Interest and dividends                 124,836              712           782            798          76,977        204,105
                                     ------------      ------------   -----------    -----------     -----------   ------------

           Total                           475,837          204,654       504,972        420,595         175,977      1,782,035
                                     ------------      ------------   -----------    -----------     -----------   ------------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO -
  Employee withdrawals                   (749,260)         (247,844)     (364,881)      (209,023)       (580,592)   (2,151,600)
                                     ------------      ------------   -----------    -----------     -----------   ------------

NET ADDITIONS (DEDUCTIONS)               (273,423)          (43,190)      140,091        211,572        (404,615)     (369,565)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
  Beginning of year                     3,797,319         1,663,546     2,393,888      2,081,771       4,219,096     14,155,620
                                     ------------      ------------   -----------    -----------     -----------   ------------

  End of year                         $ 3,523,896      $  1,620,356   $ 2,533,979    $ 2,293,343     $ 3,814,481   $ 13,786,055
                                     ------------      ------------   -----------    -----------     -----------   ------------
                                     ------------      ------------   -----------    -----------     -----------   ------------

   4. TAXES

   The Company has obtained a favorable determination letter from the Internal Revenue Service dated July 1991 as to the qualified status of the Plan. The Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) of the Internal Revenue Code and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

                                    * * * * *

TAB PRODUCTS CO. PROFIT-SHARING TRUST
AND TAX DEFERRED SAVINGS PLAN


SUPPLEMENTAL SCHEDULE
ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
MAY 31, 1995
-----------------------------------------------------------------------------

                                                                    FAIR
                                                 COST              VALUE
Bank of America Short Term Fund            $    3,751,221    $    3,751,221
Frank Russell Trust Fixed Income Fund           1,115,590         1,892,112
Frank Russell Trust Equity I Fund               1,373,934         3,270,676
Frank Russell Trust Equity II Fund              1,186,436         2,684,072
                                           --------------     -------------

           Subtotal                             7,427,181        11,598,081

Party-In-Interest Investments -
  Tab Products Co. Common Stock
   (432,047 shares)                             3,639,805         2,715,448
                                           --------------     -------------

           Total                            $  11,066,986     $  14,313,529
                                           --------------     -------------
                                           --------------     -------------

                                      - 10 -

TAB PRODUCTS CO. PROFIT-SHARING TRUST
AND TAX DEFERRED SAVINGS PLAN


SUPPLEMENTAL SCHEDULE
ITEM 27d - REPORTABLE TRANSACTIONS
YEAR ENDED MAY 31, 1995
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                       CURRENT VALUE
                                                                                                        OF ASSET ON     NET
                                                 PURCHASE         SELLING            COST OF            TRANSACTION    GAIN
  PARTY INVOLVED     DESCRIPTION OF ASSETS        PRICE            PRICE              ASSET                DATE       OR LOSS
Bank of America   Short Term Investment Fund
                  (132 transactions)                 N/A       $   1,826,256     $   1,826,256       $   1,826,256    $  -

Bank of America   Short Term Investment Fund
                  (352 transactions)           $  1,932,120          N/A               N/A           $   1,932,120     N/A



                                     - 11 -